DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: press.office@dsm.com

DSM

30E Heerlen (NL), 20 September 2002

- more and more industries are discovering Dyneema's special qualities

<u>DSM continues to invest in superstrong Dyneema fiber</u>

DSM is going to expand its production capacity for Dyneema, the superstrong polyethylene fiber, by at least 40% by building two new production lines in Greenville (North Carolina, USA) with a combined capacity of 1,300/1,600 tons per year (depending on product grade mix). In addition, DSM plans to build two new production lines for Dyneema UD (UD = UniDirectional, ballistic sheet material), one next to the existing UD line in Greenville (operational since 2001) and one in Heerlen, the Netherlands, next to the existing five Dyneema yarn production lines and the existing UD production line. In total four new production lines will be built, involving an investment of around EUR 100 million.

The first US fiber production line is scheduled to come on stream at the beginning of 2004, while the second is expected to start up in the second half of 2004. The UD lines will be built parallel to the fiber lines.

The new production lines will raise DSM's total capacity for Dyneema fibers to at least 4,500 tpa (+40%) and that for Dyneema UD to 2,000 tpa (+100%). The total workforce will grow from 250 to approximately 350.

USA: second home market
Christophe Dardel, director of DSM High Performance Fibers says: *"Demand for Dyneema is growing all over the world but is especially strong in the USA. That is why we decided to expand there. From now on, the USA is our second home market."*

Market growth for Dyneema not only comes from applications that protect against ballistic threats, such as lightweight bullet-resistant vests, helmets, vehicle armor and, since recently, bulletproof cockpit doors, but also from applications such as safety gloves and all kinds of sports articles. The strongest demand is from high performance ropes, cables, cordage, fishing nets and fishing lines. The industries using these products have discovered the advantages and the efficiency of the lightweight and strong Dyneema ropes.

Christophe Dardel: *"All our Dyneema fiber production lines and Dyneema UD production lines are running at full capacity. Due to the wide variety of successful applications of this product, demand continues to increase. In fact, at this very moment we are starting up our newest – and fifth – Dyneema fiber line in the Netherlands. With this capacity expansion we will be even better placed to meet both current and future demand for Dyneema in the US and other regions."*

Already in 2001 DSM built a Dyneema UD production line in Greenville, using Dyneema fibers from its plants in the Netherlands, to supply US companies specializing in ballistic protection.

On hearing the news of this major investment, General Scowcroft, retired National Security Advisor to two US presidents, said: *"In August I was present when three Dyneema researchers received the Heroes of Chemistry Award 2002 from the American Chemical Society for their contribution to ballistic protection for our security personnel. Now, only one month later, I am grateful that DSM is announcing its plans to build two new production lines for the high performance fiber Dyneema in the USA. Especially in these times of increasing insecurity it is good to have local supply of such a strong fiber which really offers improved protection of human life against ballistic threats".*

Vision 2005: Focus and Value

"With these investments the Dyneema business can implement its growth strategy at an accelerated pace. Investments in high performance products, like Dyneema, are fully in line with our Vision 2005 strategy," comments Jan Zuidam, deputy chairman of DSM's Managing Board of Directors. He proudly continues: *"Recently the American Chemical Society honoured a team of three Dyneema scientists with the Heroes of Chemistry Award. The Award was granted to DSM for its contribution to the protection of human life. This once again shows that chemistry makes a valuable contribution to the development of mankind. And that is what we, as a life science products and performance materials company, stand for."*

Dyneema fiber and Dyneema UD

Dyneema is a superstrong polyethylene fiber developed by DSM. It is manufactured by a gel spinning process, a DSM invention. This technology, which has been patented worldwide, yields the world's strongest fiber: up to fifteen times stronger than steel and forty percent stronger than aramid fibers on a weight-for-weight basis. Dyneema also features a low density (it floats on water) and a high resistance to abrasion, moisture, UV rays and chemicals. Dyneema fibers have a high energy absorption, which makes it possible to use them in bullet-resistant products. In ballistic protection the best performance at the lowest weight is achieved when the fibers are used in Dyneema UD, a special sheet material that is also produced by DSM High Performance Fibers both at its site in Heerlen, the Netherlands, and in Greenville (NC), USA.

CPR 602-7-671 '95

DSM High Performance Fibers
DSM High Performance Fibers, based in Heerlen, the Netherlands, is part of DSM's Venturing & Business Development business group. Its first production line, in Heerlen, came on stream in 1990. In 1996 and 1997 DSM High Performance Fibers started up two other production lines, boosting total production capacity for Dyneema to 1,500 tpa. At present the business group has five production lines for Dyneema fiber plus two for Dyneema UD: one in Heerlen and one in Greenville, USA.
DSM High Performance Fibers and the Japanese company Toyobo own a joint venture in Osaka that produces Dyneema fibres, mainly for the Japanese market.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 6 billion and employs about 20,000 people at more than 200 sites across the world.
DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.

For more information: www.dsm.com and www.dyneema.com or:

DSM Corporate Communications
Liz Tans-Jongh
+31 (45) 5782035

Illustration

DSM Press Release

02 OCT -2 AM 9:21 82O-3/20

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : press.office@dsm.com

DSM

29E Heerlen, NL/Houston (TX) USA, 17 September 2002

Joint press release

SUPPL

- dedicated facility in Capua, Italy, operational -

Agennix and DSM Pharmaceutical Products announce opening of recombinant human lactoferrin manufacturing facility

Agennix Inc. and DSM Pharmaceutical Products, a business group of DSM N.V., today jointly announced the opening of a new manufacturing facility on DSM's fermentation site in Capua, Italy.

The facility, located just north of Naples, is dedicated to the commercial production of pharmaceutical grade recombinant human lactoferrin (rhLF). RhLF is a protein found naturally in milk and other endocrine secretions that plays an essential role in stimulating the body's immune system to fight cancer and infections, and protects against asthma and other allergic diseases.

"This project clearly reflects DSM's strategic choice to make further investments in the Life Science industry in general and in biotechnology in particular," said Henk Numan, President of DSM Pharmaceutical Products. *"Fermentation is one of DSM's core technologies and is widely applied in a variety of pharmaceuticals. The opening of the new facility is the reward for hard work by a dedicated project team that worked in very close collaboration with Agennix. We are proud of this success and we are looking forward to continuing the excellent collaboration with Agennix."*

"We are very pleased with our collaboration with DSM Pharmaceutical Products," said Rick Barsky, Chief Executive Officer of Agennix. *"The opening of this facility is an important milestone in Agennix's development of rhLF. It will expand our manufacturing capacity from tens of kilos to tons."*

Agennix
Agennix is a privately owned Houston-based biopharmaceutical company. It is the world leader in the development of recombinant human lactoferrin (rhLF), a natural immuno-stimulatory and anti-inflammatory protein, and a variety of patented peptides. RhLF has been administered to over 275 people without a single drug-related serious adverse event, and has demonstrated potency in treating cancer, asthma and infections.

Agennix is the first and only company to manufacture substantial quantities of human lactoferrin and holds global patents on its technology, with 40 issued patents and 65

patents pending. In 2002, Agennix will initiate or complete seven Phase II clinical trials in indications including the treatment of cancer, the treatment of infections in chemotherapy patients, and the treatment of asthma.

DSM
DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of close to EUR 6 billion and employs about 20,000 people at more than 200 sites across the world.

DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.

DSM Pharmaceutical Products
The newly formed DSM Pharmaceutical Products business group has annual sales of more than EUR 500 million and production and R&D sites around the world. DSM Pharmaceutical Products employs around 3,000 people worldwide. With a unique range of technologies and state-of-the-art production facilities, DSM Pharmaceutical Products is the only independent contract manufacturer in the world who combines the production of biopharmaceutical APIs, advanced intermediates and chemically synthesized APIs with the production of sterile dosage forms.

For additional information see the companies' web sites at www.agennix.com and www.dsm.com or contact:

Agennix Inc.
Rick Barsky
+1 (713) 552 1091

DSM
Nelleke Barning
+31 (45) 5782017

Media
Brad Miles
+1 (212) 477 9007/17